September 16, 2024

Zaichang Ye
Chief Executive Officer
SunCar Technology Group Inc.
c/o Shanghai Feiyou Trading Co., Ltd.
Suite 209, No. 656 Lingshi Road
Jing   an District, Shanghai, 200072
People   s Republic of China

       Re: SunCar Technology Group Inc.
           Form 20-F for Fiscal Year Ended December 31, 2023
           File No. 1-41706
Dear Zaichang Ye:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2023
Results of Operations
Year ended December 31, 2023 compared with year ended December 31, 2022 Adjusted EBITDA, page 77

1. You provide enhanced discussion regarding your non-GAAP measure of Adjusted
       EBITDA without providing similar discussion of the comparable GAAP measure. When presenting and discussing non-GAAP measures, please ensure the comparable GAAP measures are presented and discussed with equal or greater prominence. Refer to Item
       10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Non-GAAP Financial
       Measures Compliance & Disclosure Interpretations.
Non-GAAP Financial Measures
Adjusted EBITDA, page 79

2. Please revise your non-GAAP reconciliation of Adjusted EBITDA so that it is reconciled
 September 16, 2024
Page 2

       to the most directly comparable GAAP measure (i.e. net loss). Also, present the most directly comparable GAAP measure (i.e. net loss margin) to Adjusted EBITDA margin.
       Refer to Item 10(e)(1)(i) of Regulation S-K and Questions 103.02 and
102.10 of the Non-
       GAAP Financial Measures Compliance & Disclosure Interpretations.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Ta Tanisha Meadows at 202-551-3322 or Joel Parker at 202-551-3651
with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services
cc:   Elizabeth Fei Chen, Esq.